UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Global Blue Group Holding AG
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
H33700107
(CUSIP Number)

Joshua L. Targoff Third Point LLC 55 Hudson Yards New York, NY 10001 (212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 1, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. H33700107	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,870,934
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,870,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,870,934
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. H33700107	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,870,934
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,870,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,870,934
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. H33700107	Page 4 of 6 Pages

Item 1. Security and Issuer.
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on September 8, 2020 (the “Initial Schedule 13D”) as amended by Amendment No. 1 thereto filed on March 30, 2021 (together with the Initial Schedule 13D, the “Schedule 13D”). Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended to reflect the following:
(a) On the date of this Amendment No. 2, the Reporting Persons beneficially own an aggregate of 9,870,934 Ordinary Shares (including the Warrant Shares) held by the Funds (the “Shares”). The Shares represent approximately 4.87% of the Issuer’s Ordinary Shares outstanding. Calculations of the percentage of Shares beneficially owned assume 201,226,883 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Report on Form 6-K filed December 1, 2022.
(b) Each of the Reporting Persons shares voting and dispositive power over the Shares held directly by the Funds.
(c) Set forth on Schedule A hereto are all transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 1, 2022.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.
(e) Based on the Shares outstanding as of September 30, 2022, as reported in the Issuer’s Report on Form 6-K filed December 1, 2022, as of September 30, 2022 the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

SCHEDULE 13D
CUSIP No. H33700107	Page 5 of 6 Pages

SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2022

THIRD POINT LLC

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

SCHEDULE 13D
CUSIP No. H33700107	Page 6 of 6 Pages

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of Shares that was effectuated by the Funds during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 1, 2020. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
10/3/2022	(281,100)	$4.63
10/3/2022	281,100	$4.63
11/1/2022	15,300	$4.19
11/1/2022	(15,300)	$4.19